Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30,
2013
(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(291)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(19)
Income (loss) from continuing operations before income taxes and equity earnings	(310)
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	82
Rental expense representative of interest factor	5
Total fixed charges	87
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	6
Less:
Capitalized interest	(4)
Total earnings (losses) as adjusted	$(221)
Fixed charges	$87
Ratio of earnings to fixed charges	(b)
__________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $308 million.